

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

<u>Via E-mail</u>
Ryo Kubota, M.D., Ph.D.
Chairman, President and Chief Executive Officer
Acucela, Inc.
1301 Second Avenue, Suite 1900
Seattle, Washington 98101

> **Re: Acucela, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 23, 2013**
> **CIK No. 0001400482**

Dear Dr. Kubota:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

2. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note that you intend to apply for the listing of your common stock on the Mothers market of the Tokyo Stock Exchange. Please expand your disclosure to clarify whether you applied to obtain listing of your common stock, and if so, the status of your application. If you have not yet filed an application, please expand your disclosure to clearly state that an application has not yet been filed and disclose when you expect to file such an application.

Prospectus Summary
Product Pipeline, page 2

5. We note your description of AMD as a retinal disease that causes patients to experience reduced central vision and leads to significant and irreversible loss of central vision in severe cases under the first bullet point. Please expand your disclosure to provide a similar description for DR/DME.

6. We note your statement in the second bullet point, "Unlike other available treatments, rebamipide offers a mechanism of action that increases the level of mucin in the tear film covering the conjunctiva and cornea and thus differentiates itself from other approved treatments." Please expand your disclosure to briefly describe how other approved treatments work differently than rebamipide.

7. We note your description of glaucoma as a progressive disease that may lead to diminished visual function and blindness if not adequately treated under the third bullet point. Please revise your disclosure to provide a similar description of "ocular hypertension."

8. Please define the terms "conjunctival hyperemia" and "cardiac arrhythmia" in the third bullet point.

Visual Cycle Modulation, page 3

9. We note your reference to maintaining a leadership position in the area of visual cycle modulation in this section and throughout the prospectus. Please clarify whether your primary competitors have developed or are developing products in reliance on visual cycle modulation and, if so, why you believe you hold a leadership position in relation to these entities. Otherwise, please delete your reference to maintaining a "leadership position" in the area of VCM throughout your prospectus.

10. We note that your VCM-based product candidates have demonstrated modulation of the visual cycle and a favorable system safety profile in early clinical trials. Please expand

your disclosure to also discuss any adverse effects experienced by participant in the clinical trials for to your VCM-based product candidates.

Competitive Strengths of Visual Cycle Modulation, page 4

11. We note the advantages of VCM listed in this section. Please provide an appropriately titled section outlining any weaknesses of VCM including any concerns regarding the market acceptance of products developed in reliance on VCM.

Risk Factors
Mothers Market Risk Factor

12. Add a risk factor that discusses the risks resulting from the fact that your sole listing will be on the Mothers Market of the Tokyo Stock Exchange, which appears to have less rigorous corporate governance requirements than those of the NYSE or Nasdaq, such as not requiring that a majority of your directors be independent. Then discuss in greater detail the Mothers Market corporate governance provisions to which you will be subject in the section entitled "Japanese Equity Markets" (p. 109).

Risks Related to Our Business and Industry
We are dependent on our management team, particularly Ryo Kubota M.D.,…, page 14

13. To the extent that you have experienced problems attracting and retaining key management personnel in the recent past, please revise your disclosure to describe these problems.

We face the risk of product liability claims and may not be able to obtain…, page 15

14. To the extent that you have received notice of any material product liability claims, please revise your disclosure to discuss such claims and the potential consequences.

Risks Relating to Intellectual Property and Other Legal Matters
If we are unable to protect the confidentiality of our proprietary information…, page 18

15. To the extent that one of your employees, consultants, advisors or any third party has breached their confidentiality agreement and disclosed any of your proprietary know-how, information and technology, please discuss the breach and the potential consequences.

16. Identify those foreign countries in which you may operate that do not protect a company's proprietary rights to the same extent as the laws of the United States.

<u>We may become involved in lawsuits to protect or enforce our patents…, page 19</u>

17. To the extent that you have initiated any actions related to possible infringement of your intellectual property, please discuss the situation and potential consequences in this risk factor discussion.

<u>Risks Relating to Our Financial Results and Need for Financing</u>
<u>We may need additional financing, which may be difficult to obtain…, page 21</u>

18. Please expand your disclosure in this section to quantify the amount of your cash and cash equivalents and working capital as of March 31, 2013.

<u>Estimates and Statistical Data, page 27</u>

19. We note your statement, "Although we have not independently verified the accuracy or completeness of the data contained in these scientific publications and reports, …" It is not appropriate to infer that you are not liable for statements included in your registration statement. Please delete this portion of the sentence or specifically state that you are responsible for the referenced information.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies and Estimates</u>
<u>Stock-Based Compensation, page 40</u>

20. We have the following comments regarding your disclosure and accounting for stock-based compensation:

- Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comments in this regard when the amendment containing that information is filed.
- On pages 42 and 43 of your discussion about the fair value of stock option grants, you indicate that you utilized and assumed an annual volatility rate ("based on our peer group") of 55.0% and 50% for calculating fair value on options granted April 1, 2012 and October 1, 2012 respectively. Please tell us the name of these companies and explain to us why you deemed them to be comparable to you. In your response, for each of these companies, tell us the following information at your valuation date:
  - annual revenues;
  - annual product revenues;
  - net income/loss;
  - assets;
  - equity;
  - number of products in development and their stages of development; and
  - number of marketed products

- Please include a discussion as to why the fair value of your common stock on February 14, 2013 did not change from the prior valuation. Tell us if you took into consideration the initiation of the Phase 2b/3 clinical trial in February 2013 as disclosed on page F-27.
- Please provide in your filing, containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.
- Please confirm that you have not issued any additional equity issuances including stock options, warrants, convertible preferred stock and debt since the latest balance sheet date or provide additional disclosure through the date of effectiveness.
- Tell us how you considered the IPO price in determining the stock compensation to be recorded for shares to be issued in the second quarter of 2013 to Dr. Kubota as disclosed in Note 16 on page F-27 and in Note 9 on page F-36. Disclose the number of shares granted and provide us a calculation of the stock compensation recorded.

Business
Visual Cycle Modulation, page 56

21. Please revise your diagram on page 58 to enlarge the size of the wording used in the diagram so it is more clearly visible.

Competitive Strengths of Visual Cycle Modulation, page 60

22. Under the last bullet point of this section, you state that your VCM-based therapies are non-retinoid compounds, which avoid the serious systemic side effects typically observed with retinoids. Please expand your disclosure to describe the serious systemic side effects typically observed with retinoids.

Summary of Completed Emixustat Clinical Trials

23. Please disclose whether there were any adverse effects or serious adverse events associated with your completed emixustat clinical trials.

Phase 2a Proof-of-Concept Dose Escalation Study, page 64

24. Please describe the "minimal systemic adverse events" that were observed during this study.

Rebamipide for Dry Eye Syndrome, page 67

25. Please describe "Sjogren syndrome" the first time you refer to the condition.

26. We note your disclosure that results from clinical trials in Japan demonstrated statistically significant effect on ocular signs and symptoms associated with dry eye syndrome. Please revise your disclosure to provide additional description of these clinical trials including the number of patients enrolled, the objectives of the study, the number of subjects, and primary endpoints. Please also disclose the p-value in relation to the statistical significance determination.

OPA-6566 for Glaucoma, page 69

27. Please define the terms "conjunctival hyperemia," "bradycardia" and "bronchoconstriction."

28. Please disclose whether there were any adverse effects or serious adverse events associated with your Phase 1/2 clinical trial for OPA-6566.

Collaborations with Otsuka
Emixustat hydrochloride, page 70

29. Please disclose the percentage of royalties on net sales referenced in the fifth, sixth and seventh bullet points of this section. In this regard, we note your disclosure in the notes to the financial statements that each party to your agreement shall pay the other party a royalty of 2% on annual aggregate net sales of collaboration products in their sole territories.

Rebamipide, page 72

30. We note your disclosure at page 37 that Otsuka is obligated to make royalty payments of up to 6% based on achievement of certain sales levels under your rebamipide agreement. Please disclose this percentage royalty on net sales in the fourth bullet point of this section.

Transactions With Related Parties, Founders and Control Persons
Arrangement with Otsuka, page 98

31. We note your disclosure that you entered into a security agreement with Otsuka, pledging various interests and rights to secure advances of funds from Otsuka under the Emixustat Agreement. To the extent that this security agreement is a separate agreement and not part of the Emixustat Agreement to be filed by amendment, please file this security agreement as an exhibit to your registration statement.

Consulting Relationship, page 99

32. Please file the consulting agreement with Mr. Kresel as an exhibit.

Shares Eligible For Future Sale, page 107

33. Add a paragraph regarding Regulation S that discloses that, since you are a U.S. company, your equity securities that are the subject of an offshore transaction made pursuant to Regulation S are deemed to be restricted securities, as defined in Rule 144, and those securities will continue to be restricted securities notwithstanding that they were acquired in a resale transaction made pursuant to Regulation S. See Securities Act Rule 905.

Tax Matters, page 111

34. An investor is entitled to rely on the information contained in the registration statement. Therefore, delete your disclaimers on pages 113 and 116 that the "discussion of material U.S. federal income and estate tax consequences is for general information only" and "is not tax advice" since they imply that an investor may not so rely on the information disclosed.

Underwriting, page 117

35. Please confirm that the lock-up agreement will be filed as part of the underwriting agreement. If not, please file the form of lock-up agreement as an exhibit.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 5. Collaboration and License Agreements
Emixustat Collaboration, page F-14

36. You state here that "Under the agreement, Otsuka will fund our share of the Phase 2 and Phase 3 development costs in the form of a secured promissory note." And "As the agreement contains elements of funded development, we evaluated the agreement to determine if our obligation to Otsuka under the secured promissory note should be accounted for as a liability to repay a loan or as an obligation to perform contractual services. To conclude that a liability to repay a loan does not exist, the transfer of the financial risk involved with research and development from us to Otsuka must be substantive and genuine. We have determined that our obligation to Otsuka should be accounted for as an obligation to perform contractual services because repayment depends solely on the results of development having future economic benefit. Consequently, amounts received from Otsuka for our share of development costs under the agreement are recognized as revenue. Through the year ended December 31, 2012, we had recognized revenue of approximately $15,400,000, which is contingently repayable as described above. As of December 31, 2012, the contingently repayable funding has accrued $372,000 of interest, which is contingently repayable along with the above." Please address the following:

- Tell us how you considered the guidance in ASC 730-20-25-5 and ASC 730-20-25-6 paragraph c. in arriving at your conclusions. Please address the criteria in ASC 730-20-20, the definition of a related party in your response.
- You state on page F-15 that the loan is repayable only in the event that proceeds are generated by any future product sales under the collaboration agreement which differs from your disclosure on page 51. Please revise your disclosure in the filing for consistency and tell us why the additional criteria for repayment does not preclude you from recording revenue from the payments received. Cite the applicable GAAP guidance you are using to support your accounting treatment.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact James Peklenk at (202) 551-3661 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

Via E-mail
Stephen M. Graham, Esq.
Fenwick & West LLP
1191 Second Avenue, 10th Floor
Seattle, Washington 98101